UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2017 (Report No. 3)

Commission file number: 001-35932

ALCOBRA LTD.

(Translation of registrant's name into English)

Azrieli Triangle Building

132 Derech Menachem Begin 39th Floor

Tel Aviv 6701101 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Results of the Extraordinary General Meeting of Shareholders

On October 20, 2017, Alcobra Ltd. (the “Registrant”) submitted to the Securities and Exchange Commission (the “SEC”) its Report of Foreign Private Issuer on Form 6-K, which included, among other things, an Amended Notice of Extraordinary General Meeting of Shareholders of the Registrant to be held on November 12, 2017 (the “Meeting”) and a proxy statement. On November 7, 2017, the Registrant submitted to the SEC an additional Report of Foreign Private Issuer on Form 6-K that included supplemental information and amendments to the proxy statement submitted on October 20, 2017 (as supplemented and amended, the “Proxy Statement”).

At the Meeting held on November 12, 2017, the Registrant’s shareholders approved certain resolutions required in connection with the proposed issuance of a majority interest in the Registrant’s share capital to the current equity-holders of Arcturus Therapeutics, Inc. (“Arcturus”) in consideration for 100% of the equity securities of Arcturus, which will merge with a wholly-owned subsidiary of the Registrant and become a wholly-owned subsidiary of the Registrant, as described further in the Proxy Statement.

This Form 6-K is incorporated by reference into the Registration Statements on Form F-3 (File No. 333- 209960) and Form S-8 (File No. 333-194875, File No. 333-202394, File No. 333-209947 and File No. 333-217556) of the Registrant, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd.
(Registrant)

By /s/ Dr. Tomer Berkovitz

Name: Dr. Tomer Berkovitz

Chief Financial Officer and Chief Operating Officer

Date: November 13, 2017